January 3, 2007
REGI U.S., INC. COMMENCES PROOF-OF-CONCEPT FOR THE RADMAX™ WORKING PROTOTYPE PUMP

For Immediate Release: January 3, 2007. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) has successfully completed a statement of work agreement with an engineering, prototyping, and manufacturing services company to complete a working model RadMax™ pump.

The Phase I program is to design, demonstrate, and deliver a prototype RadMax™ pump within 16 weeks. The goal for the work program is to complete a pump suitable for supporting demonstration to potential customers and to prove that the RadMax™ pump is a positive displacement device, capable of processing approximately twice its internal volume every revolution, which means that a production unit could be half the size and weight of any competitive unit.

The Phase II program will be to design and demonstrate a working model RadMax™ compressor to prove the same efficiency as the RadMax™ pump, which will be half the size and weight of any competitive centrifugal compressor.

John Robertson, President of REGI U.S., Inc., states, "The pump and compressor market in the United States is an $18 billion market annually."

ABOUT REGI U.S., INC.
REGI U.S., Inc. owns the U.S. rights to the Rand Cam™ rotary technology that is used in an engine that is a light weight rotary engine with only two moving parts: the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This revolutionary design makes it possible to produce a total of 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The Rand Cam™ engine also has multi-fuel capabilities and is able to operate using fuels including gasoline, natural gas, hydrogen, propane and diesel. Reg Technologies Inc., the parent company of REGI U.S., Inc., together with it, is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars and for unmanned aerial applications for the U.S. military. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts: REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements: Statements in this press release regarding REGI U.S., Inc.' s business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.